[Letterhead of Eversheds Sutherland (US) LLP]

May 11, 2018

VIA EDGAR

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alcentra Capital Corporation

Preliminary Proxy Materials on Schedule 14A filed May 11, 2018

Dear Sir or Madam:

On May 11, 2018, Alcentra Capital Corporation (the “Company”) filed on EDGAR the Company’s preliminary proxy materials on Schedule 14A (the “Proxy Materials”), which relates to the Company’s 2018 annual meeting of shareholders scheduled to take place on June 26, 2018.

If you have any questions or comments concerning the Proxy Materials, please contact the undersigned at (202) 383-0805.

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas